UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nephros, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2011 WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

CUSIP Number of 2011 Warrants: 640671111
CUSIP Number of Common Stock Underlying All Warrants: 640671103
(CUSIP Number of Class of Securities)

Daron Evans
President, Chief Executive Officer
and Acting Chief Financial Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661
(201) 343-5202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Christopher J. Melsha, Esq.
Fredrikson & Byron P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
Telephone: (612) 492-7369
Facsimile: (612) 492-7077

CALCULATION OF FILING FEE:

Transaction value	Amount of filing fee(1)(2)
$1,753,041(1)	$176.53

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to exercise warrants to purchase an aggregate of 5,008,689 shares of common stock (the “Offer to Exercise”), consisting of outstanding warrants to purchase an aggregate of 2,226,112 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and outstanding warrants to purchase an aggregate of 2,782,577 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.35 per share of common stock, which represents the average of the high and low sales price of the common stock on November 13, 2015, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001007.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Exercise, filed as Exhibit (a)(1)(B) to this Schedule TO, is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a)	The name of the subject company (issuer) and filing person (offeror) is Nephros, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 41 Grand Avenue, River Edge, New Jersey 07661, Attention: Daron Evans, Telephone Number: (201) 343-5202.

(b)	The Offer to Exercise relates to outstanding warrants to purchase an aggregate of 2,226,112 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and outstanding warrants to purchase an aggregate of 2,782,577 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”). Each 2011 Warrant represents the right to purchase 0.04622664225 shares of Company common stock.

As of November 9, 2015, the Company had: (i) 45,025,803 shares of common stock outstanding; (ii) outstanding warrants to purchase 5,925,838 shares of common stock (consisting of 2011 Warrants in the aggregate amount of 5,008,689 and Warrants to purchase an aggregate of 917,149 shares of common stock issued to accredited investors in a private placement transaction that closed in May 2015); and (iii) outstanding options to purchase 3,888,657 shares of common stock issued pursuant to the Company’s 2004 Stock Incentive Plan (the “2004 Plan”) and the 2015 Equity Incentive Plan (the “2015 Plan”). In addition, the Company has reserved an additional 4,066,619 shares of common stock for issuance pursuant to the 2015 Plan and an additional 28,571,428 shares of common stock for issuance to Lincoln Park Capital Fund, LLC pursuant to the Purchase Agreement dated July 24, 2015.

(c)	The information set forth in “Description of the Offer to Exercise – Section 12: Trading Market and Price Range of 2011 Warrants and Common Stock” of the Offer to Exercise is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 41 Grand Avenue, River Edge, New Jersey 07661, Telephone Number: (201) 343-5202.

The information set forth in “Description of the Offer to Exercise – Section 17: Interests of Directors and Executive Officers in the Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

(a)

Information about the terms of the transaction under the headings “Summary of Terms” and “Description of the Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

Subject to the conditions of the Offer to Exercise, we will accept up to all of the 2011 Warrants validly tendered and not validly withdrawn.

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(b)

The Lambda Warrants may be deemed beneficially owned by Wexford Capital LP, which is the managing member of Lambda Investors LLC. Arthur H. Amron, a director of the Company, is a partner and general counsel of Wexford Capital. Paul A. Mieyal, a director of the Company and the former Acting President, Acting Chief Executive Officer and Acting Chief Financial Officer until April 15, 2015, is a vice president of Wexford Capital. Lambda Investors LLC is eligible to participate in the Offer to Exercise on the same terms and conditions as the other holders of the 2011 Warrants.

In addition, on September 29, 2015, the Company entered into a separate warrant amendment and exercise agreement with Lambda Investors LLC, pursuant to which (i) Lambda amended its warrant issued November 14, 2007, to reduce the exercise price of such warrant by 50%, from $0.30 to $0.15 per share, in exchange for Lambda’s agreement to exercise such warrant in its entirety, (ii) Lambda exercised such warrant in its entirety (11,742,100 shares), and (iii) the Company agreed to offer to all holders of the 2011 Warrants the temporary opportunity to exercise their warrants at an exercise price that is equal to 50% of the current exercise price of such warrants. The Offer to Exercise is being made to fulfill the Company’s obligation under that agreement.

See “Description of the Offer to Exercise – Section 3: Eligible Warrants” and “Description of the Offer to Exercise – Section 17: Interests of Directors and Executive Officers in the Offer to Exercise” of the Offer to Exercise, which are incorporated herein by reference.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)

The Company entered into a Registration Rights Agreement dated September 30, 2010 and subsequently amended, relating to the Lambda Warrants and certain other securities held by Lambda Investors LLC and its affiliates, under which the Company agreed to register the resale of such securities, including the shares of Company common stock underlying the Lambda Warrants, upon demand. The Registration Statement filed by the Company on Form S-1 on October 1, 2010 (File No. 333-169728) describes the Registration Rights Agreement dated September 30, 2010, under the heading “Certain Relationships and Related Transactions,” which description is incorporated herein by reference.

On September 29, 2015, the Company entered into a separate warrant amendment and exercise agreement with Lambda Investors LLC, pursuant to which (i) Lambda amended its warrant issued November 14, 2007, to reduce the exercise price of such warrant by 50%, from $0.30 to $0.15 per share, in exchange for Lambda’s agreement to exercise such warrant in its entirety, (ii) Lambda exercised such warrant in its entirety (11,742,100 shares), and (iii) the Company agreed to offer all holders of 2011 Warrants the temporary opportunity to exercise their warrants at an exercise price that is equal to 50% of the current exercise price of such warrants. The Offer to Exercise is being made to fulfill the Company’s obligation under that agreement.The Warrant Amendment and Exercise Agreement is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 30, 2015 and is incorporated herein by reference.

Lambda Investors LLC has verbally indicated to the Company that it intends to exercise all of the Lambda Warrants pursuant to the Offer to Exercise. Such indication is not the subject of any formal agreement or arrangement and Lambda Investors LLC is not required to act in accordance with such indication.

Securities held by Lambda Investors LLC, including the Lambda Warrants, may be deemed to be beneficially owned by Wexford Capital LP, which is the managing member of Lambda Investors LLC. Arthur H. Amron, a director of Nephros, is a partner and general counsel of Wexford Capital. Paul A. Mieyal, a director of Nephros and the former Acting President, Acting Chief Executive Officer and Acting Chief Financial Officer until April 15, 2015, is a vice president of Wexford Capital.

For more information see “Description of the Offer to Exercise – Section 11: Registration of the Exercise of the 2011 Warrants” and “Description of the Offer to Exercise – Section 17: Interests of Directors and Executive Officers in the Offer to Exercise” of the Offer to Exercise, which are incorporated herein by reference.

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Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in “Description of the Offer to Exercise – Section 2: Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Exercise is incorporated herein by reference.

(b)	The information set forth in “Description of the Offer to Exercise – Section 2: Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Exercise is incorporated herein by reference.

(c)	The information set forth in “Description of the Offer to Exercise – Section 2: Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Exercise is incorporated herein by reference.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in “Description of the Offer to Exercise – Section 17: Interests of Directors and Executive Officers in the Offer to Exercise” in the Offer to Exercise is incorporated herein by reference.

(b)	The information set forth in “Description of the Offer to Exercise – Section 3: Eligible Warrants” and “Description of the Offer to Exercise – Section 14: Transactions and Agreements Concerning 2011 Warrants” of the Offer to Exercise is incorporated herein by reference.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in “Description of the Offer to Exercise – Section 21: Fees and Expenses” of the Offer to Exercise is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

(a)	The financial information required by Item 1010(a) is included in “Description of the Offer to Exercise – Section 16: Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibits A and B of the Offer to Exercise and is incorporated herein by reference.

(b)	The pro forma financial information required by Item 1010(b) is included in “Description of the Offer to Exercise – Section 16: Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibit C of the Offer to Exercise and is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to either of the offers to exercise, provided, that Lambda Investors LLC has verbally indicated to the Company that it intends to exercise all of the Lambda Warrants pursuant to the Offer to Exercise. Such indication is not the subject of any formal agreement or arrangement and Lambda Investors LLC is not required to act in accordance with such indication.

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	(2)	Not applicable.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(b)		Not applicable.

(c)		None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Letter to Holders of 2011 Warrants

		(B)	Offer to Exercise

		(C)	Form of Election to Participate and Exercise 2011 Warrant

		(D)	Form of Notice of Withdrawal

		(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees

		(F)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees

	(2)		None.

	(3)		Not applicable.

	(4)		Company’s Post-Effective Amendment No. 8, filed on or about the date of this Schedule TO, to Registration Statement on Form S-1, Registration No. 333-169728 (incorporated herein by reference)

	(5)		Press Release dated November 20, 2015

(b)	Not applicable.

(d)	(1)	Form of Warrant Agreement dated March 10, 2011 between the Company and Continental Stock Transfer & Trust Company, governing 2011 Warrants (incorporated by reference to Exhibit 4.10 to the Company’s Pre-Effective Amendment No. 1, filed on November 8, 2010, to the Registration Statement on Form S-1, Registration No. 333-169728)

	(2)	Form of Warrant Certificate for 2011 Warrants (incorporated by reference to Exhibit 4.9 to Company’s Pre-Effective Amendment No. 1, filed on November 8, 2010, to the Registration Statement on Form S-1, Registration No. 333-169728)

	(3)	Form of Registration Rights Agreement dated September 30, 2010, between the Company and Lambda Investors LLC, relating to the Lambda Warrants and certain other securities held by Lambda Investors LLC and its affiliates (incorporated by reference to Exhibit 10.57 to the Company’s Registration Statement on Form S-1, Registration No. 333-169728, filed on October 1, 2010)

	(4)	Warrant Amendment and Exercise Agreement dated September 29, 2015 between the Company and Lambda Investors LLC (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 30, 2015)

	(5)	First Amendment, dated November 20, 2015, to Warrant Agreement dated March 10, 2011 between the Company and Continental Stock Transfer & Trust Company, governing the 2011 Warrants

(g)	None.

(h)	None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEPHROS, INC.

By:	/s/ Daron Evans
Name:	Daron Evans
Title:	President & Chief Executive Officer

Date: November 20, 2015

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